Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 033-04711

PROSPECTUS SUPPLEMENT DATED March 12, 2004
(To Prospectus dated April 30, 1993)

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
AGENTS’ SAVINGS AND PROFIT-SHARING PLAN

This prospectus supplement supplements the prospectus dated April 30, 1993, as amended and supplemented, relating to The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan by providing certain information regarding the discretionary 401(k) matching contribution for 2003.

TO:	All 401(k) Eligible Participants

FROM:	Jon A. Boscia

DATE:	March 12, 2004

SUBJECT:	2003 Additional Savings and Profit Sharing 401(k) Match

As you may recall, the LNC Board of Directors has the discretion to grant an additional matching contribution to the 401(k) Plans if the company achieves certain Earnings per Share (EPS) growth targets relative to its peers. Tying an additional match to EPS growth directly supports our pay-for-performance philosophy. Based on our performance in 2003, the Board approved an additional match of $1.00 for each eligible dollar you contributed to the 401(k) Plan. This additional, discretionary match brings the total match for 2003 to $1.50.

Attached is a chart describing the growth in 2003 EPS relative to our peers, which we had to achieve in order to have the Board consider granting an additional match.

Over the last three years, the total match in the 401(k) plans averaged $1.00 annually on each eligible dollar you contributed – that is an immediate 100% return on your money, independent of investment return. For example, an employee earning $40,000 during each of those years and contributing at the full matching level would have received a total match of $7,200 over these three years. This type of investment return would be extremely difficult to find elsewhere.

If you are not currently participating in the Savings and Profit Sharing 401(k) Plan, or are not contributing at least 6% of your eligible earnings, I encourage you to consider enrolling or increasing your contribution percentage by calling Wells Fargo at 888 245-9798, or by visiting the Wells Fargo web site at http://retirementplan.wellsfargo.com

You are eligible to receive this discretionary, additional matching contribution if you were employed on the last day of the plan year or if you were not employed on that day due to retirement, disability or job elimination that occurred during the plan year. You will see the match credited to your account in April, after Lincoln and Wells Fargo complete the calculations and testing required by the Internal Revenue Service. If you participate in the Deferred Compensation Plan, any additional match due on your deferred amount, or which would have been made to the 401(k) Plan had there been no IRS limitations on pre-tax deferrals, earnings or contributions, will be made to that Plan.

The additional match will automatically be invested in the LNC Common Stock Fund. In the 401(k) Plan, you have the flexibility to transfer the match the next trading day to any other fund in the Plan (unless you are an executive or officer subject to certain restrictions for transferring in and out of LNC stock.)